Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wave Systems Corp.:

We consent to the use of our report dated March 14, 2014, with respect to the consolidated balance sheets of Wave Systems Corp. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 14, 2014, on the effectiveness of internal control over financial reporting as of December 31, 2013, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2013 because of the effects of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that management has identified and included in its assessment a material weakness as of December 31, 2013 related to a failure to timely execute the control to test the existence of vendor specific objective evidence of fair value for maintenance for the Safend reporting unit.

Our report dated March 14, 2014 contains an explanatory paragraph that states that Wave Systems Corp. has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Hartford, Connecticut

December 17, 2014